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                                    EXHIBIT A (5)

              INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


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Primary Insured:
Owner:
Policy Number:
Class:
Face Amount:
Effective Date:

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE PLAN

SAFECO Life Insurance Company will pay the insurance benefits and provide the other rights and benefits of this policy in accordance with its provisions. This is a flexible premium variable life insurance policy. You can:

increase or decrease the Face Amount of insurance;

make premium payments at any time and, within limits, in any amount;

change the allocation of Net Premiums and deductions among your investment options;

transfer amounts among your investment options.

These rights and benefits are subject to the terms and conditions of this policy. Policy changes are subject to approval and may require evidence of insurability.

Your Net Premiums will be put in your Policy Account. You may allocate them to one or more investment divisions of our Separate Account (SA) and to our Guaranteed Interest Division (GID).

The portion of your Policy Account that is in our GID will accumulate, after deductions, at rates of interest we determine. Such rates will not be less than 4% a year.

The portion of your Policy Account that is in an investment division of our SA will vary up or down depending on the investment performance of the corresponding portfolio of a designated investment company, and there are no minimum guarantees.

The amount of death benefit, or the duration of insurance coverage, or both, may be variable or fixed as described in Section 9 of this policy.

This is a nonparticipating policy.

Right to Examine Policy:

You may examine this policy and if for any reason you are not satisfied with it, you may cancel it by returning the policy with a written request for cancellation to our Home Office or to the agent through whom it was purchased by the later of: (a) the 30th day after you receive it; or (b) the 45th day after
Part 1 of the application was signed. If you do this, we will refund an amount equal to the premium payments made under this policy.

THIS IS A LEGAL CONTRACT. PLEASE READ IT CAREFULLY.

                  IF YOU HAVE ANY QUESTIONS, COMMENTS OR COMPLAINTS:
                     PLEASE CONTACT SAFECO LIFE AT 1-800-426-7355


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TABLE OF CONTENTS

                                         Page

    Coverage Description

    Table of Guaranteed Maximum Insurance Cost Rates

    Table of Surrender Charges

    1. Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

    2. Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

    3. Owner and Beneficiary Provision
      3.1 Owner. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
      3.2 Beneficiary. . . . . . . . . . . . . . . . . . . . . . . . . . 2
      3.3 Changing Owner or Beneficiary. . . . . . . . . . . . . . . . . 2
      3.4 Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . 2

    4. Premium Provisions
      4.1 Initial Premium. . . . . . . . . . . . . . . . . . . . . . . . 2
      4.2 Subsequent Premiums. . . . . . . . . . . . . . . . . . . . . . 2
      4.3 Grace Period . . . . . . . . . . . . . . . . . . . . . . . . . 2
      4.4 Reinstatement. . . . . . . . . . . . . . . . . . . . . . . . . 3

    5. Policy Account Provisions
      5.1 Premium Payments . . . . . . . . . . . . . . . . . . . . . . . 3
      5.2 Allocations. . . . . . . . . . . . . . . . . . . . . . . . . . 3
      5.3 Monthly Deductions . . . . . . . . . . . . . . . . . . . . . . 3
      5.4 Cost of Insurance Rate . . . . . . . . . . . . . . . . . . . . 3
      5.5 Transfers Among Investment Options . . . . . . . . . . . . . . 4

    6. Policy Values Provisions
      6.1 Policy Loans . . . . . . . . . . . . . . . . . . . . . . . . . 4
      6.2 Loan Interest. . . . . . . . . . . . . . . . . . . . . . . . . 4
      6.3 Preferred Loans. . . . . . . . . . . . . . . . . . . . . . . . 5
      6.4 Loan Repayment . . . . . . . . . . . . . . . . . . . . . . . . 5
      6.5 Net Cash Surrender Value . . . . . . . . . . . . . . . . . . . 5
      6.6 Surrender Charges. . . . . . . . . . . . . . . . . . . . . . . 5
      6.7 Withdrawal . . . . . . . . . . . . . . . . . . . . . . . . . . 6
      6.8 Deductions from Policy Account . . . . . . . . . . . . . . . . 6

    7. Valuation
      7.1 Guaranteed Interest Division (GID) . . . . . . . . . . . . . . 6
      7.2 Separate Account (SA) Investment Divisions . . . . . . . . . . 6

    8. Separate Account. . . . . . . . . . . . . . . . . . . . . . . . . 7

    9. Insurance Coverage Provisions
      9.1 Payment of Death Benefit . . . . . . . . . . . . . . . . . . . 8
      9.2 Amount of Death Benefit. . . . . . . . . . . . . . . . . . . . 8
      9.3 Changing Face Amount or Death Benefit Option . . . . . . . . . 8


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    10.       Benefit Payment Provisions
      10.1    Optional Methods of Payment. . . . . . . . . . . . . . .   9
      10.2    Option 1 . . . . . . . . . . . . . . . . . . . . . . . . .10
      10.3    Option 2 . . . . . . . . . . . . . . . . . . . . . . . . .10
      10.4    Option 3 . . . . . . . . . . . . . . . . . . . . . . . . .10

    11.  General Provisions
      11.1    The Contract . . . . . . . . . . . . . . . . . . . . . . .11
      11.2    Change of Contract . . . . . . . . . . . . . . . . . . . .11
      11.3    Applicable Tax Law . . . . . . . . . . . . . . . . . . . .11
      11.4    Policy Cost Factors. . . . . . . . . . . . . . . . . . . .11
      11.5    Incontestability . . . . . . . . . . . . . . . . . . . . .11
      11.6    Misstatement of Age or Sex . . . . . . . . . . . . . . . .11
      11.7    Suicide Exclusion  . . . . . . . . . . . . . . . . . . . .11
      11.8    Policy Expiration  . . . . . . . . . . . . . . . . . . . .12
      11.9    Postponement of Payments . . . . . . . . . . . . . . . . .12


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                                                      POLICY NUMBER: SL00000000
COVERAGE DESCRIPTION------------------------------------------------------------


PRIMARY INSURED:  JOHN DOE             INITIAL PREMIUM:  $120.00

OWNER:  JOHN DOE                       PLANNED PERIODIC PREMIUM:  $925.00

BENEFICIARY:  JANE DOE                 MONTHLY ANNIVERSARY: 1ST DAY OF MONTH

FACE AMOUNT:  $100,000                 PREMIUM PAYABLE:  ANNUAL

EFFECTIVE DATE:  JAN 1, 1997

DEATH BENEFIT:  FIXED - FACE AMOUNT INCLUDES THE AMOUNT IN YOUR POLICY ACCOUNT


--------------------------------------------------------------------------------
AMOUNT OF
COVERAGE                COVERAGE                 MATURITY/EXPIRATION
--------------------------------------------------------------------------------

PRIMARY INSURED:   JOHN DOE
                   ISSUE AGE:  35
                   CLASS:  STANDARD MALE NON-SMOKER

    $100,000                                          JAN 01, 2057



MATURITY DATE: This policy provides life insurance coverage on the Primary Insured until the Policy Anniversary following the Primary Insured's 95th birthday, provided the Policy Account is sufficient to cover the deductions for the cost to that date of the benefits of this policy and of any riders to this policy. You may have to pay more than the premiums shown to keep this policy and coverage in force to that date, and to keep any additional benefits and riders in force.


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                                                      POLICY NUMBER: SL00000000
COVERAGE DESCRIPTION------------------------------------------------------------


The Guideline Single Premium for this policy is $                  . The
Guideline Annual Premium is $                . The sum of the premiums paid at
any date for this policy should not exceed the greater of (A) The guideline single premium, or (B) The sum of the guideline annual premiums to such date. If the coverages under this policy are increased or decreased, the guideline premiums will change.

The Guideline 7-Pay Premium as defined by the Tax and Miscellaneous Revenue Act
of 1988 (TAMRA) is $              . (Note: If this policy is a replacement of
another policy, the amount shown will need to be adjusted.) To maintain the most favorable tax status of this policy, premiums paid during each of the first seven years cannot exceed the 7-pay premium.

These limitations are to assure that the death benefits paid under this policy are not includable in the gross income of the beneficiary for federal income tax purposes. See Section 11.3.

For information about this or other tax matters relating to life insurance taxation, consult your attorney, accountant or other qualified tax advisor.


TABLE OF EXPENSE CHARGES

The Premium Tax Charge is        % of each premium payment. This amount is
subtracted from each premium payment. We reserve the right to change this percentage to conform to changes in the law or if you change residence.

The Administration Expense during the first policy year will be $25.00 per month. This amount will be deducted monthly from your Policy Account.

The Administration expense for each month after the first policy year will be $5.00. This amount will be deducted monthly from your Policy Account. We reserve the right to change this charge, but it will never be more than $8.00 a month.


                                          02
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                                                      POLICY NUMBER: SL00000000

TABLE OF GUARANTEED MAXIMUM INSURANCE COST RATES------------------------
                    MONTHLY RATES PER $1,000 OF NET AMOUNT AT RISK


TABLE FOR PRIMARY INSURED:  JOHN DOE


    $100,000  LIFE INSURANCE


--------------------------------------------------------------------------------
    AT                       LIFE
BEGINNING           ON       INSURANCE
OF POLICY          JAN 1     RATE
  YEAR
--------------------------------------------------------------------------------
   01              1997       $.144
   02              1998       $.151
   03              1999       $.161
   04              2000       $.173
   05              2001       $.184
   06              2002       $.199
   07              2003       $.214
   08              2004       $.229
   09              2005       $.246
   10              2006       $.265
   11              2007       $.288
   12              2008       $.310
   13              2009       $.335
   14              2010       $.364
   15              2011       $.394
   16              2012       $.429
   17              2013       $.468
   18              2014       $.513
   19              2015       $.565
   20              2016       $.623
   21              2017       $.688
   22              2018       $.758
   23              2019       $.833
   24              2020       $.915
   25              2021      $1.010
   26              2022      $1.114
   27              2023      $1.230
   28              2024      $1.365
   29              2025      $1.518
   30              2026      $1.686
   31              2027      $1.873
   32              2028      $2.075
   33              2029      $2.286
   34              2030      $2.528
   35              2031      $2.790


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                                                      POLICY NUMBER: SL00000000

TABLE OF GUARANTEED MAXIMUM INSURANCE COST RATES------------------------

TABLE FOR PRIMARY INSURED:  JOHN DOE

                    MONTHLY RATES PER $1,000 OF NET AMOUNT AT RISK
                                     (Continued)


--------------------------------------------------------------------------------
    AT                       LIFE
BEGINNING           ON       INSURANCE
OF POLICY          JAN 1     RATE
  YEAR
--------------------------------------------------------------------------------
   36              2032       $3.089
   37              2033       $3.430
   38              2034       $3.825
   39              2035       $4.275
   40              2036       $4.771
   41              2037       $5.305
   42              2038       $5.873
   43              2039       $6.469
   44              2040       $7.100
   45              2041       $7.785
   46              2042       $8.546
   47              2043       $9.410
   48              2044      $10.391
   49              2045      $11.495
   50              2046      $12.699
   51              2047      $13.980
   52              2048      $15.326
   53              2049      $16.718
   54              2050      $18.150
   55              2051      $19.648
   56              2052      $21.233
   57              2053      $22.950
   58              2054      $24.870
   59              2055      $27.200
   60              2056      $27.250


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                                                      POLICY NUMBER: SL00000000
TABLE OF SURRENDER CHARGES------------------------------------------------------


                              COVERAGE AMOUNT:  $100,000
                              EFFECTIVE DATE:   01/01/97


         SURRENDER CHARGE              SURRENDER CHARGE
         EFFECTIVE DATES               PER THOUSAND

         01/01/97 - 12/31/97                     $5.16
         01/01/98 - 12/31/98                     $5.16
         01/01/99 - 12/31/99                     $5.16
         01/01/00 - 12/31/00                     $5.16
         01/01/01 - 12/31/01                     $5.16
         01/01/02 - 12/31/02                     $5.16
         01/01/03 - 12/31/03                     $4.12
         01/01/04 - 12/31/04                     $3.09
         01/01/05 - 12/31/05                     $2.06
         01/01/06 - 12/31/06                     $1.03



A surrender charge will be subtracted from your Policy Account if the policy is given up for its Net Cash Surrender Value in the first ten policy years. The surrender charge at any time in a policy year is equal to the lesser of:

    1.   the charge shown in the table above for that year; or

    2. an amount equal to (A) minus (B), where (A) is 30% of the first $1,031.00 in premium payments received during the first policy year, plus 9% of all other premium payments received to such time; and (B) is the amount of any pro rata surrender charge previously made under this policy.

If the Face Amount of insurance is reduced at any time in the first ten policy years, a pro rata share of the applicable surrender charge at that time will be deducted from the Policy Account.

If there is an increase in Face Amount, a new surrender charge and surrender period of ten years will apply to the amount of the increase.


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1. DEFINITIONS

Deductions from Your Policy Account-includes one or more of the following: loans, loan interest, monthly deductions or withdrawals.

Effective Date-the date insurance coverage begins under this policy. It is shown in the Coverage Description. Policy years and months are measured from the Effective Date.

Face Amount-shown in the Coverage Description.

General Account-the account which holds all of our assets other than those held in any Separate Account.

Guaranteed Interest Division (GID)-the non-variable portion of your Policy Account of this policy.

Home Office-Our main office, 15411 N.E. 51st Street, Redmond, WA 98052. You should send all payments, notices, correspondence and complaints to our Home Office.

Insured-Primary Insured and Rider Insured(s) identified in the Coverage Description.

Maturity Date-the Policy Anniversary following the Primary Insured's 95th birthday. On the Maturity Date, the Net Cash Surrender Value will be paid to you.

Monthly Anniversary-the same day as the Effective Date for each succeeding month.

Net Premium- the premium paid, less the premium tax charge that varies by state or subdivision.

Policy Account- the sum of the value of policy assets both in the Guaranteed Interest Division and the Separate Account.

Policy Anniversary-the same month and day as the Effective Date for each succeeding year.

Primary Insured-identified in the Coverage Description.

Separate Account (SA)-the variable portion of your Policy Account of this policy.

Unit Value-the unit of measure used to determine the value of the investment divisions in the Separate Account.

Valuation Day-a valuation day is each day that the NYSE is open for trading.

Valuation Period-is the interval of time between a Valuation Day and the next Valuation Day. It is measured from the closing of the NYSE.

"we", "our" and "us"-refer to SAFECO Life Insurance Company.

"you" and "your"-refer to the owner of the policy at the time an owner's right is exercised.

2. SUMMARY

This is a flexible premium variable life insurance policy. You can:

 increase or decrease the Face Amount of insurance;


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make premium payments at any time and, within limits, in any amount;

change the allocation of Net Premiums and deductions among your investment options;

transfer amounts among your investment options.

The premiums you pay, after deduction of the premium tax charge shown in the Table of Expense Charges in the Coverage Description, are put in your Policy Account. Amounts in your Policy Account are allocated at your direction to one or more investment divisions of our SA and to our GID.

The investment divisions of our SA are invested in securities and other investments whose value is subject to market fluctuations and investment risk. For premiums allocated to the SA, there is no guarantee of principal or investment experience.

Our GID earns interest at rates we declare. For premiums allocated to the GID, the rates are guaranteed to be not less than 4% and the principal, after deductions, is guaranteed.

The duration of life insurance coverage depends upon the amount in your Policy Account. The death benefit will be determined under either Option A or Option B, as discussed in Section 9.2.

We make monthly Deductions from Your Policy Account to cover policy expenses, the cost of the benefits and riders provided by this policy. If you surrender this policy or reduce the Face Amount during the first ten policy years, we deduct a surrender charge from the Policy Account.

This is only a summary of what the policy provides. You should read all of the policy carefully. The policy terms govern your rights and our obligations.

3. OWNER AND BENEFICIARY PROVISIONS

3.1 Owner

The owner of this policy is the Primary Insured unless named otherwise in the application, or later changed.

You are entitled to exercise all the rights of this policy while the Primary Insured is living. If you designate an irrevocable beneficiary or assign the policy, your rights are limited.

3.2 Beneficiary

The original beneficiary is stated in the application. The beneficiary is entitled to the death benefits of this policy. If there are two or more beneficiaries, those who survive the Insured will share the death benefits equally, unless you have made other arrangements with us.

If there is no designated beneficiary living at the death of the Insured, we will pay the death benefits to you, or your estate. If a beneficiary dies within 60 days after the Insured dies, and before payment of any death benefits, we will make payments as though the beneficiary had died before the Insured. The beneficiary designation may include provisions that replace these provisions.

3.3 Changing Owner or Beneficiary

While the Primary Insured is living and this policy is in force, you may change the owner or beneficiary by sending a written notice to our Home Office. The written notice must have the name of the new beneficiary or name and notarized signature of the new owner, and be signed by you. If acceptable to


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us, changes related to beneficiaries and ownership will take effect as of the date received in our Home Office.

3.4 Assignment

You may assign this policy. We will not accept or be bound by an assignment unless we receive in our Home Office a written assignment that is signed by you. Your rights and those of any other person referred to in this policy will be subject to the assignment. We assume no responsibility for the validity of an assignment.

A collateral assignment will not change ownership. We will consider an absolute assignment as a change of ownership.

4. PREMIUM PROVISIONS

4.1 Initial Premium

The initial premium shown in the Coverage Description is due on or before delivery of the policy. No insurance will take effect before the initial premium is paid.

4.2 Subsequent Premiums

Premiums may be paid at any time while the policy is in force. We will send premium reminder notices to you for the planned periodic premium shown in the Coverage Description unless you request otherwise.

Premiums must be paid to us at our Home Office. You may skip planned premium payments or change their frequency and amount. Each premium payment is subject to our minimum payment requirements.

4.3 Grace Period

The duration of insurance coverage depends upon the Net Cash Surrender Value being sufficient to cover the monthly deductions as described in Section 5.3. If the Net Cash Surrender Value on any Monthly Anniversary is less than such deductions for that month, we will send a written notice to you and any assignee on our records at last known addresses stating that a grace period of 61 days has begun, starting with the date the notice is mailed. The notice will also state the amount of the premium payment or loan repayment sufficient to cover three monthly deductions and premium tax, if applicable.

If we do not receive the amount stated in the notice at our Home Office before the end of the grace period, we will send a written notice to you and any assignee on our records at last known addresses stating that this policy has ended without value.

If the Primary Insured dies during the grace period, we will pay the insurance benefits as described in Section 9.

4.4 Reinstatement

If this policy has ended without value, you may reinstate it while the Primary Insured is alive if you:

 1. apply for reinstatement within 5 years after the end of the grace period;

 2. provide evidence of insurability satisfactory to us;

 3. make a premium payment in an amount sufficient to keep the policy in force for at least three months after the effective date of the reinstated policy;


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 4. pay or reinstate any indebtedness against the policy which existed at the end of the grace period; and

 5. pay the monthly deductions for the insurance coverage during the grace period.

The effective date of the reinstated policy will be the Monthly Anniversary following the date we approve your reinstatement application. There is no coverage from the end of the grace period to the effective date of the reinstated policy.

5. POLICY ACCOUNT PROVISIONS

5.1 Premium Payments

When we receive your premium payments, we subtract the premium tax charge shown in the Table of Expense Charges in the Coverage Description. We put the balance (the Net Premium) in your Policy Account before any Deductions from Your Policy Account are made.

5.2 Allocations

For the first 25 days after we establish your Policy Account we will allocate your Policy Account to the Money Market Division of our SA. At the end of this 25 day period we will allocate the Policy Account and Deductions from Your Policy Account, as specified by your original premium and deduction allocations in your application for this policy. A copy of your application is at the back of this policy. Unless you change these allocations, such percentages shall apply to subsequent premium and deduction allocations.

Allocation percentages must be zero or a whole number not greater than 100. The sum of the premium allocation percentages must equal 100, and the sum of the deduction allocation percentages must equal 100.

You may change such allocation percentages by written notice (or by telephone request, if you so authorized) to our Home Office. The change will take effect on the date of receipt.

5.3 Monthly Deductions

On each Monthly Anniversary, we make Deductions from Your Policy Account to cover monthly administration expense and to provide insurance coverage. Such deduction for any Monthly Anniversary is determined as follows:

 1. the cost of insurance as calculated below; plus

 2. the monthly administration expense shown in the Table of Expense Charges in the Coverage Description; plus

 3. the monthly cost of any benefits and riders provided by this contract.

5.4 Cost of Insurance Rate

The monthly cost of insurance is our current monthly cost of insurance rate, times the net amount at risk (current death benefit minus the amount in your Policy Account) on the Monthly Anniversary. For this purpose the amount in your Policy Account is determined before the monthly cost of insurance deduction but after all other Deductions from Your Policy Account due on that date have been made.


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The current and guaranteed monthly cost of insurance rates are based on issue age, policy duration and rating class of the Insured. The guaranteed rates are shown in the Table of Guaranteed Maximum Insurance
Cost Rates.

After the first policy year, we may increase or decrease the current monthly cost of insurance rates. We may not increase these rates above the guaranteed monthly cost of insurance rates. We may increase current rates only once in any 12 month period, but can decrease them at any time. We will notify you of any change in the current rates.

We cannot change the current rates for this policy to recover our losses or gains realized prior to the date of change. Any change will be based on our expected future experience with regard to investment earnings, mortality, terminations and expenses. The rates for any supplemental benefits included in this policy will not be changed.

Any change in rates will apply to all Insureds of the same issue age, policy duration and rating class. No changes in premiums will discriminate against any Insured for any reason, including changes in insurability.

5.5 Transfers Among Investment Options

At your request, we will transfer amounts from your value in any investment division of our SA to one or more other investment divisions of our SA or to our GID. This transfer will take effect on the date we receive your request in our Home Office.

At your request, we will transfer an amount from your unloaned value in our GID to one or more investment divisions of our SA. In no event will we transfer more than such unloaned value.

Your unloaned value in our GID is equal to:

 1. your policy assets in our GID; minus

 2. any loan and loan interest.

However, we have the right to exercise any of the following limitations when you request such a transfer:

(1) postpone the transfer for 30 days from the date we receive your request; (2) reduce the amount of transfer so it does not exceed 25% of your unloaned value in our GID; and (3) limit the total number of transfers to one per policy year with the transfer being effective on the Policy Anniversary following the date we receive your request.

You must make all such requests in writing (or by telephone request, if you so authorized) to our Home Office.

6. POLICY VALUES PROVISIONS

6.1 Policy Loans

You may borrow money from us on the sole security of this policy. The maximum loan amount is 90% of the Net Cash Surrender Value of this policy less loan interest payable in advance.

You may request a policy loan by sending a written loan request to our Home Office. We have the right to postpone making a policy loan for the period permitted by law. We will not postpone a policy loan for more than six months after we receive the written loan request in our Home Office.

The loaned portion of your Policy Account will be maintained as a part of our GID. Thus, when a loaned amount is deducted from an investment division of our SA, we will redeem units of that investment division sufficient to cover the amount of the loan, as described above, and transfer that amount to our GID. See
Section 6.8.

6.2 Loan Interest

Interest is payable in advance and will be charged on any policy loan from the date of the loan. At the time a loan is made, we will inform you of the initial loan interest rate. Interest will again be due and payable on each Policy Anniversary. If the interest is not paid, it will be treated as part of the loaned amount and will bear interest at the loan rate.

For the first 10 policy years, the loan interest rate will be 2 percent greater than the rate credited to that part of our GID that is security for the loan. However, the loan interest rate charged on Preferred Loans, as defined in
Section 6.3, and on any new or existing loans after the 10th Policy Anniversary will be equal to the rate credited to that part of our GID that is security for the loan.

We will determine the loan interest rate from time to time. If we change the rate we will inform you. The maximum loan interest rate for a policy year shall be the greater of: (1) the Published Monthly Average, as defined below, for the calendar month that ends two months before the date of the loan; or (2) 5%. Published Monthly Average means the Monthly Average Corporate yield shown in Moody's Corporate Bond Yield Averages published by Moody's Investors Service, Inc., or any successor thereto. If such averages are no longer published, we will use such other averages as may be established by regulation by the insurance supervisory official of the jurisdiction in which the policy is delivered. In no event will the loan interest rate for a policy year be greater than the maximum rate permitted by applicable law.

6.3 Preferred Loans

During the first 10 policy years, the amount available as a Preferred Loan is:

 1. the amount in your Policy Account; minus

 2. the sum of premiums paid; plus

 3. withdrawals. See Section 6.7.

On each of the first 9 Policy Anniversaries, loans will be reallocated as Preferred or nonpreferred in accordance with the preceding formula.

6.4 Loan Repayment

You may repay all or part of a policy loan at any time while the Primary Insured is alive and this policy is in force. We will assume that any payment you make to us while you have a loan is a loan repayment, unless you tell us in writing that it is a premium payment. This does not apply to automatic payments.

We will allocate repayments according to your premium allocation percentages in effect when we receive your repayment at our Home Office.

If both Preferred and nonpreferred loans are outstanding, loan repayments will be applied first to nonpreferred loans.

6.5 Net Cash Surrender Value


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The Net Cash Surrender Value is equal to:

 1. the amount in your Policy Account; minus

 2. any applicable surrender charge; minus

 3. any loan and loan interest.

You may give up this policy for its Net Cash Surrender Value at any time while the Primary Insured is living.

You may do this by sending a written request and this policy to our Home Office. We will compute the Net Cash Surrender Value as of the date we receive your surrender request in our Home Office. We have the right to postpone payment for the period permitted by law. We will not postpone payment for more than six months after we receive the written surrender request. All insurance coverage under this policy ends on such date.

6.6 Surrender Charges

We will subtract a surrender charge from your Policy Account during the first ten policy years or within ten years of any Face Amount increase if:

 1. you surrender your policy for its Net Cash Surrender Value; or

 2. your policy terminates at the end of the grace period; or

 3. you decrease the Face Amount.

If you increase the Face Amount and subsequently apply for a decrease, the decrease will be taken against the coverage increases first, starting with the most recent increase.

The surrender charge for each applicable coverage increase or original Face Amount is described in the Coverage Description.

The total surrender charge for the policy is the sum of all coverage surrender charges in effect at the time of surrender.

A pro rata surrender charge will be deducted from your Policy Account for a requested decrease in the Face Amount of this Policy.

6.7 Withdrawals

After the first Policy Anniversary, you may surrender a portion of the Net Cash Surrender Value of this policy by sending a written request to our Home Office. The withdrawal amount may not exceed:

 1. the Net Cash Surrender Value; minus

 2. the amount required to keep this policy in force for three months.

We have the right to postpone payment for the period permitted by law. We will not postpone payment for more than six months after we receive the written withdrawal request. The Primary Insured's death benefit will be reduced by the amount of the withdrawal. The withdrawal will be allocated to your Policy Account as described in Section 6.8.

We reserve the right to decline a request for a withdrawal of the Net Cash Surrender Value if:

 1. the death benefit would be reduced below our minimum policy issue amount; or

 2. we determine that the withdrawal would cause this policy to fail to qualify as life insurance under applicable tax law. See Section 11.3.

6.8 Deductions from Your Policy Account

You may tell us how much of the Deduction from Your Policy Account is to be allocated to your unloaned value in our GID and your value in each investment division of our SA. For the purpose of loans and withdrawals, such values will be determined as of the date we receive your request in our Home Office.

If you do not tell us how to allocate the Deductions from Your Policy Account, we will make the deduction on the basis of your deduction allocation percentages then in effect.

If we cannot allocate the Deductions from Your Policy Account according to the deduction allocation percentages then in effect or on the basis of your request, we will take the applicable deduction from your unloaned value in our GID and your values in the investment divisions of our SA in the same proportion that these values bear to the total unloaned value in your Policy Account.

7. VALUATION

7.1 Guaranteed Interest Division (GID)

The amount you have in our GID at any time is equal to the amounts allocated and transferred to it under this policy, plus the interest credited to it, minus amounts deducted, transferred and withdrawn from it under this policy. We will determine such interest rates for unloaned and loaned amounts in our GID. Such interest rates will not be less than 4%.

7.2 Separate Account (SA) Investment Divisions

The amount you have in an investment division of our SA under this policy at any time is equal to the number of units this policy then has in that division multiplied by the division's Unit Value at that time. Unit Values for the investment divisions will be determined at the end of each Valuation Period.

The Unit Value for an investment division of our SA in the current Valuation Period is equal to (1) multiplied by (2) where:

 (1) is the Unit Value of the investment division of our SA for the preceding Valuation Period; and

 (2) is the net investment factor for the investment division of our SA for the current Valuation Period.

The net investment factor for an investment division of our SA for a Valuation Period is (a) divided by (b), minus (c), where:

 (a) is the net asset value of the shares in that investment division before any policy transactions are made plus the per share amount of any dividend or capital gain distribution paid by the investment companies at the end of the current Valuation Period;

 (b) is the net asset value of the shares in that investment division after all policy transactions were made at the end of the immediately preceding Valuation Period;

 (c) is a charge not exceeding .70% per year for mortality and expense risks, plus any charge for taxes or amounts set aside as a reserve for taxes, for the current Valuation Period.

The net asset value of an investment company's shares held in each investment division shall be the value reported to us by that investment company.

8. SEPARATE ACCOUNT

We established a Separate Account and maintain it under the laws of the State of Washington. Realized and unrealized gains and losses from the assets of our SA are credited or charged against the SA without regard to our other income, gains, or losses.

The assets of the Separate Account are the property of SAFECO. However, the assets of the Separate Account, equal to the reserves and other contract liabilities with respect to the Separate Account, are not chargeable with liabilities arising out of any other business SAFECO may conduct. Income, gains and losses, whether or not realized, are, in accordance with the policies, credited to or charged against the Separate Account without regard to other income, gains or losses of SAFECO. SAFECO's obligations arising under the policies are general corporate obligations.

Our SA consists of investment divisions. Each division may invest its assets in a separate class of shares of a designated investment company or companies. The investment divisions of our SA that you chose for your initial allocations are shown on the application for this policy. We may from time to time make other investment divisions available to you. We will provide you with written notice of all investment objectives and all charges.

We have the right to change or add designated investment companies. We have the right to add or remove investment divisions. We have the right to withdraw assets of a class of policies to which this policy belongs from an investment division and put them in another investment division. We also have the right to combine any two or more investment divisions. The term investment division in this policy shall then refer to any other investment division in which the assets of a class of policies to which this policy belongs were placed.

The investment policy of our SA may not be changed without the approval of the Insurance Commissioner of the State of Washington. The approval process has been filed with the Commissioner.

 We have the right to:

 1. register or deregister the Separate Account under the Investment Company Acts of 1940;

 2. manage the Separate Account under the direction of a committee, and discharge such committee at any time;

 3. restrict or eliminate any voting rights of policy owners, or other persons who have voting rights as to the Separate Account; and

 4. operate the Separate Account or one or more of the investment divisions by making any other investments, including direct investments. If we do so, we may invest the assets of the Separate Account or one or more of the investment divisions in any legal investments. We will rely upon our own or outside counsel for advice in this regard.

If any of these changes result in a material change in the underlying investments of an investment division of our SA, we will notify you of such change. If you have value in that investment division and you wish, we will transfer it at your written direction from that division to another division of our SA or to the unloaned portion of our GID at no charge to you. You may then change your premium and deduction allocation percentages.

9. INSURANCE COVERAGE PROVISIONS

9.1 Payment of Death Benefit

We will pay the insurance benefits of this policy to the beneficiary when we receive at our Home Office (1) proof that the Insured died while this policy was in force; and (2) all other requirements deemed necessary before such payment may be made. These insurance benefits include the following amounts for the Primary Insured, which we will determine as of the date of the Primary Insured's death:

 1. the death benefit described below; plus

 2. any other benefits then due from riders to this policy; minus

 3. any loan and loan interest on the policy; minus

 4. any overdue deductions if the Primary Insured dies during the grace period.

9.2 Amount of Death Benefit

If the Primary Insured dies while the policy is in force, this policy will provide a death benefit. The death benefit will be determined under either Option A or Option B below, whichever you have chosen and is in effect at such time.

Under Option A, the death benefit is the greater of:

 1. the Face Amount on the date of death, or

 2. the applicable percentage of the Policy Account on the date of death (see below).

Under this option, the amount of the death benefit is fixed, except when it is determined by such a percentage.

Under Option B, the death benefit is the greater of:

 1. the Face Amount plus the amount in your Policy Account on the date of death, or

 2. the applicable percentage of the Policy Account on the date of death (see below).

Under this option the amount of death benefit is variable.

The applicable percentage depends upon the attained age, last birthday of the Primary Insured at the beginning of the policy year, as follows:

                         (Table Omitted)

9.3 Changing Face Amount or Death Benefit Option

You may make the following changes, as indicated below, in this policy after the first Policy Anniversary. You must submit a written request to our Home Office. We will send to you a new Coverage Description and, if applicable, a new Table of Surrender Charges, when a change occurs. We reserve the right to refuse to make any change that we determine would cause this policy to fail to qualify as life insurance under applicable tax law. See Section 11.3. We may require that you return the policy to our Home Office to make a policy change.

Increase in Face Amount:

You must submit a new application for an increase in the Face Amount prior to the Primary Insured's 80th birthday. We will require evidence of insurability satisfactory to us. Any increase you ask for must be at least $10,000. The effective date of any increase will be the Monthly Anniversary following the date we approve the application. A new surrender charge and surrender period of ten years will apply to the amount of the increase.

Decrease in Face Amount:

For a decrease in the Face Amount, the effective date will be the Monthly Anniversary following the date on which we receive the written request in our Home Office. You may not decrease the Face Amount below the minimum amount for which we would then issue this policy under our rules. If you have increased the Face Amount in the past and are now applying for a decrease, the decrease will be taken against the coverage increases first, starting with the most recent increase. If a surrender charge applies at the time of the decrease, we will deduct a surrender charge from the Policy Account.

Change in Death Benefit Option:

A change from one Death Benefit Option to the other will take effect on the Monthly Anniversary following the date on which we receive the written request in our Home Office. No evidence of insurability will be required. A surrender charge will not apply to a change in Death Benefit Option.

If you ask us to change from Option A to Option B, we will decrease the Face Amount by the amount in your Policy Account on the date of change. However, we reserve the right to decline to make such change if it would reduce the Face Amount below the minimum amount for which we would then issue this policy under our rules.

If you ask us to change from Option B to Option A, we will increase the Face Amount by the amount in your Policy Account on the date of change.

10. BENEFIT PAYMENT PROVISIONS

10.1 Optional Methods of Payment

We will pay the following in a lump sum, unless you choose one of the options described in Section 10.2, 10.3 or 10.4:

 1. surrenders;

 2. withdrawals;

 3. the Policy Account payable on the Maturity Date; and

 4. the insurance benefits payable on the death of an Insured.

If you do not choose an option before the Primary Insured dies, the beneficiary will have this right when the Primary Insured dies. If you have selected an option, the beneficiary cannot change it after the Primary Insured dies.

We may require that the payee under any option selected be a natural person. We may require proof of the payee's age if the amount or duration of payments is affected. Selection of an option will also be subject to our rules in effect at the time of selection. Such rules include the minimum amount to be applied under an option and the minimum amount for each payment. All funds held by us under Options 2 or 3 will earn interest at a rate of not less than 4% per year.

Your payment choice (or any later changes) will take effect when written notice is received in our Home Office, and will control payments made after that time. To the extent permitted by law, amounts applied under these options will not be subject to the claims of creditors or to legal process.

Payments under the following options will not be affected by the investment experience of any investment division of our SA after proceeds are applied under such options.

10.2 Option 1

You or the beneficiary may leave the death benefit on deposit with us. It will earn interest at a rate not less than 4% per year compounded and credited annually. You or the beneficiary must submit a written request to our Home Office to make a withdrawal. You or the beneficiary may withdraw the entire amount, or an amount of $250 or more, at any time. We have the right to postpone payment for the period permitted by law.

We will not postpone payment for more than six months after we receive the written request in our Home Office.

10.3 Option 2

The death benefit may be paid in equal installments for a fixed period of up to 30 years. We show the amount of monthly installments for each $1,000 of death benefit in the Table Of Monthly Payments Under Option 2 Per $1,000 Of Proceeds.

                         (Table Omitted)

10.4 Option 3

The death benefit may be paid in equal installments for a period of 10 or 20 years, and thereafter for as long as the payee lives. The amount of each monthly installment per $1,000 of death benefit will depend upon the age of the payee. We show the values in the Table Of Monthly Payments Under Option 3 Per $1,000 Of Proceeds.

                         (Table Omitted)

11. GENERAL PROVISIONS

11.1 The Contract

This policy is issued in consideration of the application and the initial premium payment shown in the Coverage Description.

The entire contract consists of this policy, any riders, supplementary benefits, endorsements or amendments, the attached copy of the initial and all subsequent applications, and all additional Coverage Descriptions.

11.2 Change of Contract

Only our President, Secretary or one of our Vice Presidents or Assistant Secretaries can modify this policy or waive any of our rights or requirements under it. The person making these changes must put them in writing and sign them.

11.3 Applicable Tax Law

For you and the beneficiary to receive the tax treatment accorded to life insurance under Federal law, this policy must qualify initially and continue to qualify as life insurance under the Internal Revenue Code or successor law. Therefore, to secure this qualification, we reserve the right to decline to accept, make or process any in force policy transaction that would cause the policy to fail to qualify as life insurance under applicable tax law as interpreted by us. Further, we reserve the right to make changes in this policy or its riders or to make distributions from the policy to the extent we deem it necessary to continue to qualify this policy as life insurance. Any such changes will apply uniformly to all policies that are affected. You will be given written notice of such changes.

11.4 Policy Cost Factors

Changes in policy cost factors (interest rates we credit, cost of insurance deductions, and expense charges) will be by class and based upon changes in future expectations for such elements as investment earnings, mortality, persistency, expenses and taxes. Any change in policy cost factors will be determined in accordance with procedures and standards on file, if required, with the insurance supervisory official of the jurisdiction in which this policy is delivered.

11.5 Incontestability

We have the right to contest the validity of this policy based on material misrepresentations made in the application, subsequent applications or any amendment or endorsement to an application. However, we will not contest the validity of this policy after it has been in effect during the lifetime of the Primary Insured for two years from the Effective Date. We will not contest any policy change that requires an application, or any reinstatement of the policy, after the change or reinstatement has been in effect for two years during the lifetime of the Primary Insured.

We will not use a statement to contest a claim unless it is contained in an application or an amendment to an application. All statements made in an application are representations and not warranties. See any supplementary benefits and riders for modifications of this provision that apply to them.

11.6 Misstatement of Age or Sex

If any Insured's age or sex has been misstated on any application, we will adjust the death benefit and benefits provided by any supplementary benefits and riders to this policy. The adjustment will be to an amount that would have been purchased at the correct age or sex using the cost of insurance rates in effect on the Effective Date.

11.7 Suicide Exclusion

If the Insured dies by suicide, while sane or insane, within two years from the Effective Date, the proceeds payable will be limited to (1) minus (2) where:

 (1) the sum of:

 a. premiums paid;

 b. your values in the investment divisions of our SA;

 c. the monthly deductions that have been deducted from your values in the investment divisions of our SA;

 d. any unearned loan interest paid in advance.

 (2) the sum of:

 a. amounts allocated to our SA;

 b. the loaned portion of your Policy Account;

 c. the value of any withdrawals transferred from your unloaned value in our GID.

If the Insured dies by suicide, while sane or insane, more than two years from the Effective Date, but within two years from the date we issue any increase in coverage, we will pay:

 1. the Death Benefit for any coverage in effect more than two years from the Effective Date; plus

 2. the monthly deductions for the increase in coverage.

All amounts will be calculated as of the date of death.

11.8 Policy Expiration

This policy will expire upon the death of the Primary Insured, the Maturity Date or surrender.

11.9 Postponement of Payments

We may not be able to obtain the value of the assets of the investment divisions of our SA if: (1) the New York Stock Exchange is closed; (2) the Securities and Exchange Commission requires trading to be restricted or declares an emergency; or (3) the Securities and Exchange Commission by order permits us to defer payments for the protection of our policy owners. During such times, as to amounts allocated to the investment divisions of our SA, we may defer:

 1. determination and payment of surrenders or withdrawals of the Net Cash Surrender Value;

 2. determination and payment of any death benefit in excess of the Face Amount;

 3. payment of loans;

 4. determination of the Unit Values of the investment divisions of our SA;

 5. any requested transfers among investment divisions of our SA; and

 6. use of insurance benefits under the payment options.

We may defer payment of any loan, surrender or withdrawal of the Net Cash Surrender Value allocated to our GID for up to six months.

A Stock Life Insurance Company



SAFECO Life Insurance Company
(A Stock Company)
1-800-426-7355
TT/TTY 1-800-833-6388 (Deaf/HH)

Home Office:
15411 N.E. 51st Street
Redmond, WA 98052

Mailing Address:
P.O. Box 34690
Seattle, WA 98124-1690